Exhibit 99.4

BITFARMS LTD.

110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Bitfarms Ltd. (the “Corporation”) will be held on November 20, 2024, at 4:00 p.m. (EST). The Meeting is scheduled to be held virtually at the following web link: https://virtual-meetings.tsxtrust.com/en/1715. The Meeting will be held for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to approve a special resolution to increase the number of directors of the Corporation from five to six directors, pursuant to subsection 125(3) of the Business Corporations Act (Ontario) (the “Resolution Fixing the Number of Directors”);

2.	in the event that the Resolution Fixing the Number of Directors is passed, to approve a resolution (the “Nominee Election Resolution”) to elect Andrew J. Chang (the “Nominee”) to the board of directors of the Corporation (the “Board”);

3.	to ratify and approve the Corporation’s shareholder rights plan agreement entered into with TSX Trust Company, as rights agent, dated July 24, 2024 (the “Rights Plan Resolution”); and

4.	to conduct such other business as may properly come before the Meeting, including matters necessary or desirable to implement the foregoing.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular accompanying this Notice of Special Meeting.

The Board recommends that the Shareholders vote FOR the Resolution Fixing the Number of Directors, the Nominee Election Resolution and the Rights Plan Resolution.

The Board has fixed September 26, 2024 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date are entitled to receive notice of and vote at the Meeting.

Registered Shareholders and duly appointed proxyholders, including non-registered Shareholders who have duly appointed themselves as proxyholders, will be able to attend the Meeting virtually, submit questions and vote.

Your vote is important. Whether or not you expect to attend the virtual Meeting, please vote over the Internet, by telephone, by facsimile, or by signing, dating and promptly returning by mail the enclosed form of proxy or voting instruction form in the postage-paid envelope provided, as applicable.

Registered Shareholders may vote their proxy over the Internet or by facsimile by following the instructions set forth on the enclosed proxy card or by properly completing, signing, dating and returning by mail a proxy form.

Non-registered Shareholders may vote their proxy via the Internet or by telephone by following the instructions set forth on the enclosed voting instruction form or by properly completing, signing, dating and returning a voting instruction form in the postage-paid envelope provided. Voting in advance of the Meeting does not preclude you from attending the Meeting via the webcast. You are encouraged to vote in advance of the Meeting, even if you intend to attend virtually.

In order to be valid and acted upon at the Meeting, a duly completed form of proxy or voting instruction form must be deposited with TSX Trust Company prior to 4:00 p.m. (Toronto time) on Monday, November 18, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

Further information about how to vote your shares and attend the Meeting begins on page one of the Circular.

Shareholders are reminded to review the Circular before voting.

DATED October 17, 2024.
BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Howlett”

Brian Howlett
Chair of the Board of Directors